# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Smith Douglas Homes Corp., CIK 0001982518
CUSIP: 83207R107
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 110 Village Trail, Suite 215,, Woodstock, Georgia (GA), 30188
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001623632-24-001767
Filed by CIK 0001056288

## Reporting persons
- Federated Hermes, Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Pennsylvania (PA); sole voting power 258,900; shared voting power 0; sole dispositive power 258,900; shared dispositive power 0; aggregate amount beneficially owned 258,900 (2.86% of the class)
- Voting Shares Irrevocable Trust: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); sole voting power 258,900; shared voting power 0; sole dispositive power 258,900; shared dispositive power 0; aggregate amount beneficially owned 258,900 (2.86% of the class)
  Comment: In accordance with Rule 13d-4 under the Exchange Act, Federated Hermes, Inc.; the Voting Shares Irrevocable Trust; Thomas R. Donahue; Ann C. Donahue; and J. Christopher Donahue declare that this report should not be construed as an admission that any of them is the beneficial owner of the securities held by any of the Managed Funds, and each of Federated Hermes, Inc.; the Voting Shares Irrevocable Trust; Thomas R. Donahue; Ann C. Donahue; and J. Christopher Donahue expressly disclaim beneficial ownership of such securities.
- Thomas R. Donahue: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 258,900; sole dispositive power 0; shared dispositive power 258,900; aggregate amount beneficially owned 258,900 (2.86% of the class)
  Comment: In accordance with Rule 13d-4 under the Exchange Act, Federated Hermes, Inc.; the Voting Shares Irrevocable Trust; Thomas R. Donahue; Ann C. Donahue; and J. Christopher Donahue declare that this report should not be construed as an admission that any of them is the beneficial owner of the securities held by any of the Managed Funds, and each of Federated Hermes, Inc.; the Voting Shares Irrevocable Trust; Thomas R. Donahue; Ann C. Donahue; and J. Christopher Donahue expressly disclaim beneficial ownership of such securities.
- Ann C. Donahue: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 258,900; sole dispositive power 0; shared dispositive power 258,900; aggregate amount beneficially owned 258,900 (2.86% of the class)
  Comment: In accordance with Rule 13d-4 under the Exchange Act, Federated Hermes, Inc.; the Voting Shares Irrevocable Trust; Thomas R. Donahue; Ann C. Donahue; and J. Christopher Donahue declare that this report should not be construed as an admission that any of them is the beneficial owner of the securities held by any of the Managed Funds, and each of Federated Hermes, Inc.; the Voting Shares Irrevocable Trust; Thomas R. Donahue; Ann C. Donahue; and J. Christopher Donahue expressly disclaim beneficial ownership of such securities.
- J. Christopher Donahue: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 258,900; sole dispositive power 0; shared dispositive power 258,900; aggregate amount beneficially owned 258,900 (2.86% of the class)
  Comment: In accordance with Rule 13d-4 under the Exchange Act, Federated Hermes, Inc.; the Voting Shares Irrevocable Trust; Thomas R. Donahue; Ann C. Donahue; and J. Christopher Donahue declare that this report should not be construed as an admission that any of them is the beneficial owner of the securities held by any of the Managed Funds, and each of Federated Hermes, Inc.; the Voting Shares Irrevocable Trust; Thomas R. Donahue; Ann C. Donahue; and J. Christopher Donahue expressly disclaim beneficial ownership of such securities.

## Item 1. Issuer
Name of issuer: Smith Douglas Homes Corp.
Address of issuer's principal executive offices: 110 Village Trail, Suite 215, Woodstock, GA 30188

## Item 2. Person Filing
Name of person filing: Federated Hermes, Inc.
Address of principal business office or, if none, residence: 1001 Liberty Avenue, Pittsburgh, PA 15222-3779
Citizenship: Pennsylvania

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: See response to Item 9 on each cover page.
Percent of class: See response to Item 11 on each cover page.
Sole power to vote or to direct the vote: See response to Item 5 on each cover page.
Shared power to vote or to direct the vote: See response to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See response to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit "1" Attached

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Federated Hermes, Inc.: /s/J. Christopher Donahue, J. Christopher Donahue, as President of Federated Hermes, Inc. (04/07/2026)
- Voting Shares Irrevocable Trust: /s/Thomas R. Donahue, Thomas R. Donahue, as Trustee of Voting Shares Irrevocable Trust (04/07/2026)
- Voting Shares Irrevocable Trust: /s/Ann C. Donahue, Ann C. Donahue, as Trustee of Voting Shares Irrevocable Trust (04/07/2026)
- Voting Shares Irrevocable Trust: /s/J. Christopher Donahue, J. Christopher Donahue, as Trustee of Voting Shares Irrevocable Trust (04/07/2026)
- Thomas R. Donahue: /s/Thomas R. Donahue, Thomas R. Donahue (04/07/2026)
- Ann C. Donahue: /s/Ann C. Donahue, Ann C. Donahue (04/07/2026)
- J. Christopher Donahue: /s/J. Christopher Donahue, J. Christopher Donahue (04/07/2026)
Comment: SEE EXHIBITS 2 AND 3 ATTACHED

Exhibit Information
EXHIBIT 1 ITEM 3 CLASSIFICATION OF REPORTING PERSONS
EXHIBIT 2 AGREEMENT FOR JOINT FILING OF SCHEDULE 13G
EXHIBIT 3 POWER OF ATTORNEY